FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
August 12, 2011 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by e-mail communication dated July 15, 2011 relating to the 10-K and the 10-Q.

In this letter, we have included the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 10-K and 10-Q, as applicable.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	You recognized revenue allocated to the license of LEVADEX in the first quarter of $34.2 million based on the relative price of the element since you determined that it had stand-alone value. You deferred the remaining $25.8 million of the $60 million up-front payment for research and development, manufacturing, co-marketing and co-promotion deliverables over the estimated obligation periods. Please tell us the following

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•

How you determined that the license of LEVADEX had stand-alone value based on disclosure in your filings that you and Allergan will equally share regulatory, patent and development expenses for two future LEVADEX indications and that you and Allergan will equally share any additional development and manufacturing costs required to obtain regulatory approval. Please refer to example 12 of ASC 605-25-55;

•	The units of accounting that you determined for this arrangement and what deliverable are included in each unit of accounting;

In response to the Staff’s comment, on January 28, 2011, we entered into a Collaboration Agreement (the “Collaboration Agreement”) and a Co-Promotion Agreement (the “Co-Promotion Agreement,” and together with the Collaboration Agreement, the “Allergan Agreements”) with Allergan, Inc., Allergan USA, Inc. and Allergan Sales, LLC (collectively, “Allergan”). Pursuant to the terms of the Allergan Agreements, we have granted Allergan a license to market and promote LEVADEX® in collaboration with us to neurologists and pain specialists in the United States.

The following table lists the deliverables under the Allergan Agreements, together with the units of accounting we have determined to apply for each:

Unit of Accounting	Deliverable	Allergan Agreements Section
1	[*]	[*]
2	[*]	[*]
3	[*]	[*]
4	[*]	[*]
5	[*]	[*]
6	[*]	[*]

Based on our evaluation of each of the deliverables associated with the Allergan Agreements, including the license of LEVADEX (“LEVADEX License”), under ASC 605-25-55, we determined that each has a stand-alone value which meets the criteria to be accounted for as separate units of accounting ASC 605-25-55. Significant factors considered in this determination are discussed below.

In reference to Example 12 of ASC 605-25-55, the example demonstrates a situation in which two deliverables should be combined into one unit of accounting, because i) Drug B has not yet been

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developed and ii) Drug B cannot be sold without further Research and Development (“R&D”) activities that uses a technology that is proprietary to the issuer.

The determinative factors applicable to the LEVADEX License are different in critical respects than those applicable to the technology described in Example 12 of ASC 605-25-55. Specifically, the LEVADEX License deliverable meets the criteria for separation because (i) we have completed all of the clinical development activities we deem necessary in order to submit a New Drug Application (“NDA”) to the U.S. Food & Drug Administration (“FDA”) and (ii) if the currently filed NDA is approved, LEVADEX could be sold without further R&D development. It is also critical that MAP has outsourced the manufacturing process and supply chain from raw materials through the completion of finished goods to outside vendors. The fact that the [*] is an additional indication that the [*]. Further, the [*], and it is possible for [*].

The Additional Indications deliverable is [*], which is outside both parties’ control. ASC 605-25 Multiple Element Arrangements does not provide guidance on the accounting for contingent deliverables. As such we must use judgment when determining how and whether to account for such deliverables based on specific facts and circumstances. When a deliverable is contingent upon a future event, we believe it is appropriate to exclude it from the allocation performed at the inception of the arrangement. In that regard, our [*]. The cost and scope of the activities that may be required for the [*] will be negotiated and agreed upon in the future by both MAP and Allergan, and there is no expected impact on the stand-alone value of the [*] deliverable. Since [*], we do not believe there is an incremental discount associated with the contingent deliverables.

•	The Computation supporting the recognition of $34.2 million recognized as revenue in the quarter; and

•	The number of years over which you intend to recognize the $25.8 million deferred revenue and your rationale supporting this period

In response to the Staff’s comment, the following table sets forth for each unit of accounting (i) the computation supporting the recognition of $34.2 million as revenue in the quarter, (ii) the number of years over which we intend to recognize the $25.8 million deferred revenue and (iii) our rationale supporting this period.

Unit of Accounting	Best Estimate of Selling Price	% of Total	Allocation of $60M Upfront Payment	Number of years to recognize and rationale	Revenue recognized in Q1FY2011	Deferred revenue as of 03/31/2011

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Unit of Accounting	Best Estimate of Selling Price	% of Total	Allocation of $60M Upfront Payment	Number of years to recognize and rationale	Revenue recognized in Q1FY2011	Deferred revenue as of 03/31/2011
[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]				[*]
Total	[*]	[*]	[*]		[*]	[*]

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

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2.	Please provide us proposed disclosure to be included in future periodic reports that includes the following

•	The inputs, assumptions and methods used to determine the “discounted cash flows, estimated direct expenses and other costs and available data” inputs, in your best estimate of selling price for each deliverable in accordance with ASC 605-25-50-2(e); and

•	The effect of change in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the collaboration of arrangement consideration in accordance with ASC 605-25-50-2(h)

We acknowledge the Staff’s comment and the following was disclosed in the Note 2 Summary of Significant Accounting Policies, Revenue Recognition of our Form 10-Q for the period ending June 30, 2011 in accordance with the guidance noted:

For the LEVADEX License deliverable, we determined the best estimate of selling price by using a discounted cash flow analysis. We conducted a cash flow analysis over the contractual period using forecasts for revenues and operating expenses, considering key factors such as overall market size, market share, growth rate, the competitive landscape, the regulatory environment and a discount rate. The cash flows are estimated over a significant future period of time for the contractual terms of the Allergan Agreements, which make our estimates subject to a high degree of uncertainty.

For the NDA Approval deliverable, we determined the best estimate of selling price by considering key factors such as the estimated costs in headcount, expenses related to the NDA and process validation required to perform the activities, based on our annual budget and estimated future forecasts. Obtaining approval of an NDA is a lengthy, expensive and uncertain process subject to regulation by the FDA. If there is a delay in the regulatory approval for LEVADEX, the future amortization of the deferred revenue could change on a prospective basis.

For the Manufacturing Process deliverable, we determined the best estimate of selling price by considering key factors such as estimated costs in headcount, manufacturing and process development operation required to perform the activities, based on our annual budget and estimated future forecasts, together with a market-based margin. We are dependent on numerous third parties for the manufacture of our product candidates and our supply chain and, if we experience problems with any of these suppliers, the manufacturing of our products could be delayed and the future amortization of the deferred revenue could change on a prospective basis.

Further we acknowledge the Staff’s comment regarding changes in estimates and will disclose in future filings the effect of changes in either the best estimate selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration. We regularly review the estimated selling price and maintain internal controls over the establishment and updating of these estimates. There were no material impacts during the quarter ended June 30, 2011.

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August 12, 2011

3.	Tell us how your policy “We recognize milestone payments as revenue upon achievement of the milestone provided the milestone payment is nonrefundable, substantive effort and risk is involved in achieving the milestone and the amount of the milestone is reasonable in relation to the effort expended or risk associated with the achievement of the milestone” complies with the three criteria in ASC 605-28-25-2

In response to the Staff’s comment, we apply the following criteria per the noted guidance to milestones payments:

The consideration earned from the achievement of a milestone shall meet all of the following for the milestone to be considered substantive:

1.	It is commensurate with either of the following:
a.	The vendor’s performance to achieve the milestone
b.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.
2.	It relates solely to past performance.
3.	It is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

We acknowledge the Staff’s comment and have updated the disclosure in the Note 2 Summary of Significant Accounting Policies, Revenue Recognition of our Form 10-Q for the period ending June 30, 2011 as follows:

We recognize a contingent milestone payment as revenue in its entirety upon our achievement of the milestone. A milestone is substantive if the consideration earned from the achievement of the milestone is consistent with performance required to achieve the milestone or the increase in value to the delivered item, relates solely to past performance and is reasonable relative to all of the other deliverables and payments within the arrangement.

4.	Regarding your disclosure that “ under the terms of the Allergan Agreements, we may also receive up to an additional $97.0 million in the form of regulatory milestone, which includes milestones for acceptance of filing of the LEVADEX New Drug Application, or NDA, and first commercial sale associated with the initial acute migraine indication,” Please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosure required by AC 605-28-50-2.c. and d.

We acknowledge the Staff’s comment, and in accordance with ASC 605-28-50-2.b., ASC 605-28-50-2.c. and ASC 605-28-50-2.d. we disclosed in Note 3 License and Supply Agreement, Agreement with Allergan in our 10-Q for the period ended June 30, 2011:

In August 2011, we announced that the FDA accepted for filing our LEVADEX NDA. As a result, pursuant to the terms of our Collaboration Agreement with Allergan, the acceptance for filing of the LEVADEX NDA triggers a milestone payment of $20.0 million from Allergan. Please refer to Note 8. Subsequent Event for further details.

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In addition to the $20.0 million milestone described above, under the terms of the Collaboration Agreement, we may also receive up to an additional $77.0 million in milestone payments, including a $50.0 million milestone for the first commercial sale associated with the initial acute migraine indication, $25.0 million in milestones for the achievement of certain FDA-approved product labeling in the United States and a $2.0 million milestone for regulatory approval of the initial indication for LEVADEX in Canada.

We supplementally inform the Staff that each milestone listed above is considered substantive. We consider the milestone substantive if the consideration earned from the achievement of the milestone is consistent with performance required to achieve the milestone or the increase in value to the delivered item, relates solely to the past performance, and is reasonable relative to all of the other deliverables and payments within the arrangement. For example, for the following significant milestones of:

•

Acceptance for filing of an NDA for LEVADEX for the initial indication. We consider this milestone substantive and at risk because 1) the consideration of $20.0 million is commensurate with the achievement by us of the milestone which is a prerequisite to the potential FDA approval of LEVADEX; and 2) we needed to overcome the risks required to get the NDA on file with the FDA. We believe $20.0 million is a reasonable milestone payment relative to the other milestone payment terms in the Collaboration Agreement. In order to achieve the milestone event we committed a significant level of effort over approximately [*]. This milestone would not have been achieved without the focused effort of our employees [*] in our clinical, regulatory and manufacturing departments;

•

First Commercial Sale of LEVADEX for the Initial Indication. We consider this milestone substantive and at risk because 1) the consideration of $50.0 million is commensurate with the achievement by us of the milestone and the enhancement of value resulting from commencing the sales of LEVADEX, and 2) we need to overcome the risk required to get LEVADEX approved by the FDA and then have our first commercial sale of LEVADEX. We believe $50.0 million is a reasonable milestone payment relative to the other milestone payment terms in the Collaboration Agreement. In order to achieve the milestone event we will need to commit a significant level of effort [*]. This milestone will not be achieved without the focused effort of our employees [*] in our clinical, regulatory and manufacturing departments as well as commercial and marketing departments.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the 10-K and 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.
Michael Swartzburg, MAP Pharmaceuticals, Inc.
Greg Vlahos, PricewaterhouseCoopers

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